May 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ethan Horowitz, Branch Chief

RE:

GulfSlope Energy, Inc.

Form 10-K for Fiscal Year Ended September 30, 2017

Filed December 29, 2017

File No. 000-51638

Dear Mr. Horowitz:

Set forth below is the response of GulfSlope Energy, Inc., a Delaware corporation (the “Company”), in response to the comment issued by the staff of the Office of Natural Resources (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for fiscal year ended September 30, 2017 (the “Annual Report”), filed on December 29, 2017, as set forth in your letter, dated April 23, 2018 (the “Comment Letter”) addressed to John H. Malanga, Chief Financial Officer of the Company. For your convenience, the Staff’s comment has been reproduced in bold below, with the Company’s response immediately following the comment.

Form 10-K for Fiscal Year Ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20

1.

You disclose that the unrisked recoverable resource potential relating to the drilling inventory attributed to your prospects is “estimated to be 800 mmboe (million barrels oil equivalent) on a gross (100% working interest).” We note similar disclosure in your filing on Form 10-Q for the period ended December 31, 2017 along with a reference to your net working interest for the Canoe and Tau Prospects which “could hold over 50 mmboe recoverable oil and gas.”

The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

Response

The disclosures included in the Annual Report were intended to familiarize investors with the oil and natural gas potential of GulfSlope’s prospects, including our Canoe and Tau Prospects, and were calculated using 3D seismic to identify exploration prospects, based on proven adjacent field production history. The Company’s management team has a successful track record of converting potential oil and gas resources into proved reserves. In addition, the Company’s management team, while at Anadarko Petroleum, was responsible for several “commercial discoveries” in GulfSlope’s current area of operations. The Company’s disclosure was qualified as “resource potential” and was not intended to be viewed as actual “reserves”. Although the Company believes that the referenced amounts represent a reasonable estimate of the potential productivity in the respective areas, and are therefore not misleading, the Company acknowledges the directive set forth in the Instruction to Item 1202 of Regulation S-K, and that such amounts cannot be classified as reserves as defined in Rule 4-10(a) of Regulation S-X. However, given that the digression was neither intended or materially misleading, the Company respectfully requests that it be permitted to comply with the Staff’s comment in future filings rather than amend its Annual Report simply to delete each of the two digressions. In this regard, the Company will not include estimates and/or values of oil resources other than reserves in its future documents it files with the Commission.

If you have any questions or would like to discuss our response, please contact the undersigned at (281) 918-4103.

Very truly yours,

/s/ John H. Malanga
John H. Malanga
Chief Financial Officer
GulfSlope Energy, Inc.

cc: John N. Seitz